12025913

miller
INDUSTRIES, INC.

2011 Annual Report

miller
INDUSTRIES, INC.

TO OUR SHAREHOLDERS

2011 was a successful year in which Miller Industries generated significant year-over-year sales and earnings growth despite the difficult economic environment. During the year we accomplished numerous goals including successfully delivering on several government-related orders, further streamlining our operations and enhancing shareholder value by initiating a quarterly dividend program and completing a $20 million share repurchase plan.

We were successful in growing our sales despite operating in an economy that, while improving, has not yet returned to pre-recession conditions. This growth was driven by deliveries from our government related add-on orders and improving demand for our products across our core domestic and most of our European commercial markets. In short, we adapted to the changing market environment. Our efforts led to margin and profitability growth for the year. We also continued to generate strong cash flow and to operate from a position of financial strength.

Net sales for 2011 increased 34.5% to $412.7 million compared to $306.9 million in 2010, reflecting higher sales from our government contracts and improving conditions in our domestic and international commercial markets. Driven by this sales growth, gross profit for 2011 improved to $70.1 million, or 17.0% of net sales, compared to $46.3 million, or 15.1% of net sales, in 2010. The result was net income in 2011 of $23.0 million, or $1.92 per diluted share, which nearly doubled the net income of $11.7 million, or $0.96 per diluted share, we recorded in 2010.

At the beginning of 2011, we accelerated our production of government-related add-on orders for a prime contractor at their request to get a 250-recovery unit order into the field as quickly as possible. Then, in late-2011, against tight production deadlines, we fulfilled our commitment to deliver an additional 140 unit add-on order by year-end. This accomplishment is a testament to our dedicated employees who put in the long hours to meet these deadlines without sacrificing any of the product quality for which Miller Industries has always been known.

In addition to our strong domestic results, the year saw us make progress internationally, as well. While our European customers continue to deal with the economic uncertainty surrounding that market, we did see progressively improving trends in Europe throughout the year. We also generated interest outside of our traditional commercial business, as our French subsidiary, Jige International, was awarded an order for units to be supplied through a prime contractor to the French military. We have delivered units for testing and acceptance by the prime contractor and end-user. Upon completion of the testing and acceptance phase, we expect to commence production on this 50-unit order, which could increase to a total of 150 units over a three-year delivery period. We also continued to develop relationships with European chassis manufacturers which have led to additional opportunities in Europe and the Pacific Rim. To date, we have received small orders from government authorities in the U.K. and Scandinavia, and remain optimistic that the global markets can be an area of substantial growth as the global economy returns to more normalized conditions.

In 2011, we continued to operate from a position of financial strength as illustrated by our solid balance sheet and strong cash flows. For 2011, we generated operating cash flow of $28.3 million compared to $17.5 million in 2010. Our ability to consistently generate high levels of cash gives us the financial flexibility to continue to invest in our future growth while also returning value to our shareholders. Our cash and cash equivalents as of December 31, 2011 of $50.2 million increased 8.4% over year-ago levels.

As a result of our strong financial position and cash flows, we made the decision in 2011 to institute a quarterly dividend of $0.12 per share, and in March of 2012 we increased this payout to $0.13 per share. We also fully executed a $20 million common stock repurchase plan, buying back 1,184,200 shares over the course of the year. During the year we also extended and increased our bank credit facility, further enhancing our financial flexibility.

Looking ahead, while our near-term performance will be affected by the completion of the government-related military orders at the end of the year, we remain enthusiastic about our long-term potential for growth in this area. We are encouraged by our commercial backlog levels, which achieved modest growth from the end of 2010 as the economy continues to slowly recover and demand strengthens in our core domestic markets, and are excited about the opportunities we see for growth abroad.

Overall, we remain focused on the continued growth and success of our business. As such, we will monitor the demand environment and ensure that we are prepared to adapt to changing market conditions. We will continually research and develop innovative products to meet our customers' evolving needs and remain a proactive bidder for new government-related contracts, while at the same time continuing to work to maximize our profitability and shareholder value.

We thank our employees, customers, suppliers and shareholders for their ongoing dedication and support, and look forward to continuing our hard work and successful execution in 2012.

William G. Miller
Chairman of the Board

Jeffrey I. Badgley
Vice-Chairman of the Board &
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File No. 001-14124

MILLER INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Tennessee	**62-1566286**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
8503 Hilltop Drive, Ooltewah, Tennessee	**37363**
(Address of principal executive offices)	(Zip Code)

(423) 238-4171

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer ☐	Accelerated Filer ☒
Non-accelerated Filer ☐	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No.

The aggregate market value of the voting stock held by non-affiliates of the registrant (which for purposes hereof are all holders other than executive officers and directors) as of June 30, 2011 (the last business day of the registrant's most recently completed second fiscal quarter) was $206,319,714 (based on 11,039,043 shares held by non-affiliates at $18.69 per share, the last sale price reported on the New York Stock Exchange on June 30, 2011).

At March 3, 2012 there were 11,029,631 shares of the registrant's common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Part III (Items 10, 11, 12, 13 and 14) is incorporated herein by reference to the Registrant's definitive proxy statement for its 2012 Annual Meeting of Shareholders which is to be filed pursuant to Regulation 14A.

miller
INDUSTRIES, INC

TABLE OF CONTENTS

CERTAIN FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report, including but not limited to statements made in Part II–Item 7–"Management's Discussion and Analysis of Financial Condition and Results of Operations," statements made with respect to future operating results, expectations of future customer orders and the availability of resources necessary for our business may be deemed to be forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as "may," "will," "should," "could," "continue," "future," "potential," "believe," "project," "plan," "intend," "seek," "estimate," "predict," "expect," "anticipate" and similar expressions, or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are made based on our management's beliefs as well as assumptions made by, and information currently available to, our management. Our actual results may differ materially from the results anticipated in these forward-looking statements due to, among other things: economic and market conditions; the risks related to the general economic health of our customers; our customer's access to capital and credit to fund purchases, including the ability of our customers to secure floor plan financing; the success and timing of existing and additional export and governmental orders; the cyclical nature of our industry; changes in fuel and other transportation costs; our dependence on outside suppliers of raw materials; changes in the cost of aluminum, steel and related raw materials; and those other risks referenced herein, including those risks referred to in this report, in Part I, Item 1A–"Risk Factors" and those risks discussed in our filings with the Securities and Exchange Commission filed after this Annual Report. Such factors are not exclusive. We do not undertake to update any forward-looking statement that may be made from time to time by, or on behalf of, our company.

This Page Intentionally Left Blank

PART I

ITEM 1. BUSINESS

General

Miller Industries is the world's largest manufacturer of vehicle towing and recovery equipment, with executive offices in Ooltewah, Tennessee, domestic manufacturing operations in Tennessee and Pennsylvania, and foreign manufacturing operations in France and the United Kingdom.

Since 1990, we have developed or acquired several of the most well-recognized brands in the towing and recovery equipment manufacturing industry. Our strategy has been to diversify our line of products and increase our presence in the industry by combining internal growth and development with acquisitions of complementary products.

In this Annual Report on Form 10-K, the words "Miller Industries," "the Company," "we," "our," "ours" and "us" refer to Miller Industries, Inc. and its subsidiaries or any of them.

Towing and Recovery Equipment

We offer a broad range of towing and recovery equipment products that meet most customer design, capacity and cost requirements. We manufacture the bodies of wreckers and car carriers, which are installed on truck chassis manufactured by third parties. We frequently purchase the truck chassis for resale to our customers. Wreckers generally are used to recover and tow disabled vehicles and other equipment and range in type from the conventional tow truck to large recovery vehicles with rotating hydraulic booms and up to 75-ton lifting capacities. Car carriers are specialized flat bed vehicles with hydraulic tilt mechanisms that enable a towing operator to drive or winch a vehicle onto the bed for transport. Car carriers transport new or disabled vehicles and other equipment and are particularly effective over longer distances. We also manufacture a line of transport trailers.

Our products primarily are sold through independent distributors that serve all 50 states, Canada and Mexico, and other foreign markets including Europe, the Pacific Rim, the Middle East, South America and Africa, and through prime contractors to governmental entities. Additionally, as a result of our ownership of Jige in France and Boniface in the United Kingdom, we have substantial distribution capabilities in Europe. While most of our distributor agreements do not contain exclusivity provisions, management believes that approximately 85% of our independent distributors sell our products on an exclusive basis. In addition to selling our products to towing operators, our independent distributors provide parts and service. We also utilize sales representatives to exclusively market our products and provide expertise and sales assistance to our independent distributors. Management believes the strength of our distribution network and the breadth of our product offerings are two key advantages over our competitors.

Product Lines

We manufacture a broad line of wrecker, car carrier and trailer bodies to meet a full range of customer design, capacity and cost requirements.

Wreckers. Wreckers are generally used to recover and tow disabled vehicles and other equipment and range in type from the conventional tow truck to large recovery vehicles with up to 75-ton lifting capacities. Wreckers are available with specialized features, including underlifts, L-arms and scoops, which lift disabled vehicles by the tires or front axle to minimize front end damage to the towed vehicles. Certain heavy duty wrecker models offer rotating booms, which allow heavy duty wreckers to recover vehicles from any angle, and remote control devices for operating wreckers. In addition, certain light duty wreckers are equipped with automatic wheellift hookup devices that allow operators to engage a disabled or unattended vehicle without leaving the cab of the wrecker.

Our wreckers range in capacity from 4 to 75 tons, and are classified as either light duty or heavy duty, with wreckers of 16-ton or greater capacity being classified as heavy duty. Light duty wreckers are used to remove vehicles from accident scenes and vehicles illegally parked, abandoned or disabled, and for general recovery. Heavy duty wreckers are used in towing and recovery applications including overturned tractor trailers, buses, motor homes and other large vehicles.

Car Carriers. Car carriers are specialized flat-bed vehicles with hydraulic tilt mechanisms that enable a towing operator to drive or winch a vehicle onto the bed for transport. Car carriers are used to transport new or disabled vehicles and other equipment and are particularly effective for transporting vehicles or other equipment over longer distances. In addition to transporting vehicles, car carriers may also be used for other purposes, including transportation of industrial equipment. Most professional towing operators have added car carriers to their fleets to complement their towing capabilities.

Transport Trailers. Our multi-vehicle transport trailers are specialized auto transport trailers with upper and lower decks and hydraulic ramps for loading vehicles. These trailers are used for moving multiple vehicles for auto auctions, car dealerships, leasing companies and other similar applications. These trailers are easy to load and transport 6 to 7 vehicles. The vehicles can be secured to transport quickly with ratchet and chain tie-downs that are mounted throughout the frame of the transport. Many professional towing operators have added auto transport trailers to their fleets to add to their service offerings. Also, we design, engineer and manufacture special-use transport and trailer products.

Brand Names

We manufacture and market our wreckers, car carriers and trailers under ten separate brand names. Although certain brands overlap in terms of features, prices and distributors, each brand has its own distinctive image and customer base.

Century®. The Century brand is our "top-of-the-line" brand and represents what management believes to be the broadest product line in the industry. The Century line was started in 1974 and produces wreckers ranging from 8-ton light duty to 75-ton heavy duty models, and car carriers in lengths from 20 to 30 feet. Management believes that the Century brand has a reputation as the industry's leading product innovator.

Vulcan®. Our Vulcan product line includes a range of premium light duty and heavy duty wreckers, ranging from 8-ton light duty to 50-ton heavy duty models, and car carriers. The Vulcan line is sold through its own independent distribution network.

Challenger®. Our Challenger products compete with the Century and Vulcan products and constitute a third premium product line. Challenger products consist of heavy duty wreckers with capacities ranging from 25 to 75 tons. The Challenger line was started in 1975 and is known for high performance heavy duty wreckers and aesthetic design.

Holmes®. Our Holmes product line includes mid-priced wreckers with 4 to 16 ton capacities, a 16-ton rotator and a detachable towing unit (DTU). The Holmes wrecker was first produced in 1916. Historically, the Holmes name has been the most well-recognized and leading industry brand both domestically and internationally.

Champion®. The Champion brand, which was introduced in 1991, includes car carriers which range in length from 19 to 21 feet. The Champion product line, which is generally lower-priced, allows us to offer a full line of car carriers at various competitive price points.

Chevron™. Our Chevron product line is comprised primarily of premium car carriers. Chevron produces a range of premium single-car, multi-car and industrial carriers, as well as wreckers ranging from 8-ton to 16-ton models. The Chevron line is operated autonomously with its own independent distribution network.

Eagle®. Our Eagle products consist of light duty wreckers with the "Eagle Claw" hook-up system that allows towing operators to engage a disabled or unattended vehicle without leaving the cab of the tow truck. The "Eagle Claw" hook-up system was originally developed for the repossession market. Since acquiring Eagle, we have upgraded the quality and features of the Eagle product line and expanded its recovery capability.

Titan®. Our Titan product line is comprised of premium multi-vehicle transport trailers which can transport up to 7 vehicles depending on configuration.

Jige™. Our Jige product line is comprised of a broad line of premium light duty and heavy duty wreckers and car carriers marketed primarily in Europe. Jige is a market leader best known for its innovative designs of car carriers and light duty wreckers necessary to operate within the narrow confines of European cities, as well as heavy duty wreckers.

Boniface™. Our Boniface product line is comprised primarily of premium heavy duty wreckers marketed primarily in Europe. Boniface produces heavy duty wreckers specializing in the long underlift technology required to tow modern European tour buses.

Product Development and Manufacturing

Our Holmes and Century brand names are associated with four of the major innovations in the industry: the rapid reverse winch; the tow sling; the hydraulic lifting mechanism; and the underlift with parallel linkage and L-arms. Our engineering staff, in consultation with manufacturing personnel, uses computer-aided design and stress analysis systems to test new product designs and to integrate various product improvements. In addition to offering product innovations, we focus on developing or licensing new technology for our products.

We manufacture wreckers, car carriers and trailers at seven manufacturing facilities located in the United States, France and the United Kingdom. The manufacturing process for our products consists primarily of cutting and bending sheet steel or aluminum into parts that are welded together to form the wrecker, car carrier body or trailer. In addition, during the past several years, we have also begun to produce wrecker bodies using composites and other non-metallic materials. After the frame is formed, components such as hydraulic cylinders, winches, valves and pumps, which are purchased by us from third-party suppliers, are attached to the frame to form the completed wrecker or car carrier body. The completed body is either installed by us, or shipped by common carrier to a distributor where it is then installed, on a truck chassis. Generally, the wrecker or car carrier bodies are painted by us with a primer coat only, so that towing operators can select customized colors to coordinate with chassis colors or fleet colors. To the extent final painting is required before delivery, we generally contract with independent paint shops for such services.

We purchase raw materials and component parts from a number of sources. Although we have no long-term supply contracts, management believes we have good relationships with our primary suppliers. In recent years prices have fluctuated significantly, but we have experienced no significant problems in obtaining adequate supplies of raw materials and component parts to meet the requirements of our production schedules. Management believes that the materials used in the production of our products are available at competitive prices from an adequate number of alternative suppliers. Accordingly, management does not believe that the loss of a single supplier would have a material adverse effect on our business.

Sales, Distribution and Marketing

Management categorizes the towing and recovery market into three general product types: light duty wreckers; heavy duty wreckers; and car carriers. The light duty wrecker market consists primarily of professional wrecker operators, repossession towing services, local and national governmental entities and repair shop or salvage company owners. The heavy duty market includes professional wrecker operators serving the needs of commercial vehicle operators as well as governmental entities. The car carrier market, historically dominated by automobile salvage companies, has expanded to include equipment rental companies that offer delivery service and professional towing operators who desire to complement their existing towing capabilities. Management estimates that there are approximately 35,000 professional towing operators and many more service station, repair shop and salvage operators comprising the overall towing and recovery market.

We have developed a diverse network of independent distributors, consisting of approximately 80 distributors in North America, who serve all 50 states, Canada and Mexico, and numerous distributors that serve other foreign markets. In 2011, no single distributor accounted for more than 10% of our sales. Management believes our broad and diverse network of distributors provides us with the flexibility to adapt to market changes, lessens our dependence on particular distributors and reduces the impact of regional economic factors.

Our sales force services our network of independent distributors and consists of sales representatives whose responsibilities include providing administrative and sales support to the entire base of independent distributors. Sales representatives receive commissions on direct sales based on product type and brand and generally are assigned specific territories in which to promote sales of our products and to maintain customer relationships.

In addition to providing services to our network of independent distributors, our sales force sells our products to various governmental entities, including the U.S. federal government and foreign governments, through prime contractors. In 2011, 26.8% of our consolidated net sales were made to the U.S. federal government through prime contractors.

To support sales and marketing efforts, we produce demonstrator models that are used by our sales representatives and independent distributors. To increase exposure to our products, we also serve as the official recovery team for many automobile racing events, including NASCAR races at Daytona, Talladega, Richmond, Atlanta, Chicago, Kansas, California, Michigan, Darlington and the Rolex Daytona 24 Hour Race, among others.

We routinely respond to requests for proposals or bid invitations in consultation with our local distributors. Our products have been selected by the United States General Services Administration as an approved source for certain federal and defense agencies. We intend to continue to pursue government contracting opportunities.

The towing and recovery equipment industry places heavy marketing emphasis on product exhibitions at national, regional and international trade shows. In order to focus our marketing efforts and to control marketing costs, we concentrate our efforts on the major trade shows each year, and we work with our network of independent distributors to concentrate on various regional shows.

Product Warranties and Insurance

We generally offer a 12-month limited manufacturer's product and service warranty on our wrecker and car carrier products. Our warranty generally provides for repair or replacement of failed parts or components. Warranty service is usually performed by us or an authorized distributor. Management believes that we maintain adequate general liability and product liability insurance.

Backlog

We produce virtually all of our products to order. Our backlog is based upon customer purchase orders that we believe are firm. The level of backlog at any particular time, however, is not an appropriate indicator of our future operating performance. Certain purchase orders are subject to cancellation by the customer upon notification. Given our production and delivery schedules management believes that the current backlog represents less than three months of production.

Competition

The towing and recovery equipment manufacturing industry is highly competitive for sales to distributors and towing operators. Management believes that competition in this industry focuses on product quality and innovation, reputation, technology, customer service, product availability and price. We compete on the basis of each of these criteria, with an emphasis on product quality and innovation and customer service. Management also believes that a manufacturer's relationship with distributors is a key component of success in the industry. Accordingly, we have invested substantial resources and management time in building and maintaining strong relationships with distributors. Management also believes that our products are regarded as high quality within their particular price points. Our marketing strategy is to continue to compete primarily on the basis of quality and reputation rather than solely on the basis of price, and to continue to target the growing group of professional towing operators who as end-users recognize the quality of our products.

Traditionally, the capital requirements for entry into the towing and recovery manufacturing industry have been relatively low. Management believes a manufacturer's capital resources and access to technological improvements have become a more integral component of success in recent years. Certain of our competitors may have greater financial and other resources and may provide more attractive dealer and retail customer financing alternatives than we do.

Employees

We employed approximately 760 people as of December 31, 2011. None of our employees are covered by a collective bargaining agreement, though our employees in France and the United Kingdom have certain similar rights provided by their respective government's employment regulations. We consider our employee relations to be good.

Intellectual Property Rights

Our development of the underlift parallel linkage and L-arms is considered one of the most innovative developments in the wrecker industry. This technology is significant primarily because it allows the damage-free towing of newer aerodynamic vehicles made of lighter weight materials. This technology, particularly the L-arms, is used in a majority of commercial wreckers today. We hold a number of utility and design patents covering other of our products, including the Vulcan "scoop" wheel-retainer and the car carrier anti-tilt device. We have also obtained the rights to use and develop certain technologies owned or patented by others. Management believes that, until the patents on our technology expire, utilization of our patented technology without a license is an infringement of such patents. We have successfully litigated infringement lawsuits in which the validity of our patents on our technology was upheld, and successfully settled other lawsuits. Pursuant to the terms of a consent judgment entered into in 2000 with the Antitrust Division of the U.S. Department of Justice, we are required to offer non-exclusive royalty-bearing licenses to certain of our key patents to all tow truck and car carrier manufacturers.

Our trademarks "Century," "Holmes," "Champion," "Challenger," "Formula I," "Pro Star," "Street Runner," "Vulcan," "Right Approach" and "Extreme Angle," among others, are registered with the United States Patent and Trademark Office. Management believes that our trademarks are well-recognized by dealers, distributors and end-users in their respective markets and are associated with a high level of quality and value.

Government Regulations and Environmental Matters

Our operations are subject to federal, state and local laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment. Management believes that we are in substantial compliance with all applicable federal, state and local provisions relating to the protection of the environment. The costs of complying with environmental protection laws and regulations has not had a material adverse impact on our financial condition or results of operations in the past and is not expected to have a material adverse impact in the future.

We are also subject to the Magnuson-Moss Warranty Federal Trade Commission Improvement Act which regulates the description of warranties on products. The description and substance of our warranties are also subject to a variety of federal and state laws and regulations applicable to the manufacturing of vehicle components. Management believes that continued compliance with various government regulations will not materially affect our operations.

Executive Officers of the Registrant

Information relating to our executive officers as of the end of the period covered by this Annual Report is set forth below. William G. Miller, II is the son of William G. Miller. Other than Messrs Miller and Miller, there are no family relationships among the executive officers, directors or nominees for director, nor are there any arrangements or understandings between any of the executive officers and any other persons pursuant to which they were selected as executive officers.

Name	Age	Position
William G. Miller	65	Chairman of the Board
Jeffrey I. Badgley	59	Chief Executive Officer
Frank Madonia...	63	Executive Vice President, Secretary and General Counsel
J. Vincent Mish..	61	Executive Vice President, Chief Financial Officer and Treasurer
William G. Miller, II................................	33	President
Vincent J. Tiano.......................................	47	Vice President, Sales - North America

William G. Miller has served as Chairman of the Board since April 1994. Mr. Miller served as our Chief Executive Officer from April 1994 until June 1997, and as our Co-Chief Executive Officer from October 2003 until March 2011. In June 1997, he was named Co-Chief Executive Officer, a title he shared with Jeffrey I. Badgley until November 1997. Mr. Miller also served as our President from April 1994 to June 1996. He served as Chairman of Miller Group, Inc. from August 1990 through May 1994, as its President from August 1990 to March 1993, and as its Chief Executive Officer from March 1993 until May 1994. Prior to 1987, Mr. Miller served in various management positions for Bendix Corporation, Neptune International Corporation, Wheelabrator-Frye, Inc. and The Signal Companies, Inc.

Jeffrey I. Badgley has served as our Chief Executive Officer since March, 2011, after serving as our President from June 1996 until March 2011 and as our Co-Chief Executive Officer with Mr. Miller from October 2003 until March 2011. Mr. Badgley has served as a director since January 1996. Mr. Badgley served as our Chief Executive Officer from November 1997 to October 2003. In June 1997, he was named our Co-Chief Executive Officer, a title he shared with Mr. Miller until November 1997. Mr. Badgley served as our Vice President from 1994 to 1996, and as our Chief Operating Officer from June 1996 to June 1997. In addition, Mr. Badgley has served as President of Miller Industries Towing Equipment Inc. since 1996. Mr. Badgley served as Vice President—Sales of Miller Industries Towing Equipment Inc. from 1988 to 1996. He previously served as Vice President—Sales and Marketing of Challenger Wrecker Corporation from 1982 until joining Miller Industries Towing Equipment Inc.

Frank Madonia has served as our Executive Vice President, Secretary and General Counsel since September 1998. From April 1994 to September 1998 Mr. Madonia served as our Vice President, General Counsel and Secretary. Mr. Madonia served as Secretary and General Counsel to Miller Industries Towing Equipment Inc. since its acquisition by Miller Group in 1990. From July 1987 through April 1994, Mr. Madonia served as Vice President, General Counsel and Secretary of Flow Measurement. Prior to 1987, Mr. Madonia served in various legal and management positions for United States Steel Corporation, Neptune International Corporation, Wheelabrator-Frye, Inc. and The Signal Companies, Inc.

J. Vincent Mish is a certified public accountant and has served as our Chief Financial Officer and Treasurer since June 1999, a position he also held from April 1994 through September 1996. In December 2002, Mr. Mish was appointed as our Executive Vice President. He also has served as President of the Financial Services Group since September 1996 and as a Vice President of Miller Industries since April 1994. Mr. Mish served as Vice President and Treasurer of Miller Industries Towing Equipment Inc. since its acquisition by Miller Group in 1990. From February 1987 through April 1994, Mr. Mish served as Vice President and Treasurer of Flow Measurement. Mr. Mish worked with Touche Ross & Company (now Deloitte and Touche) for over ten years before serving as Treasurer and Chief Financial Officer of DNE Corporation from 1982 to 1987. Mr. Mish is a member of the American Institute of Certified Public Accountants and the Tennessee and Michigan Certified Public Accountant societies.

William G. Miller, II has served as President since March 2011, after serving as a Regional Vice President of Sales of Miller Industries Towing Equipment Inc. from November 2009 to February 2011. Mr. Miller served as Vice President of Strategic Planning of the Company from October 2007 until November 2009. Mr. Miller served as Light Duty General Manager from November 2004 to October 2007 and as a Sales Representative of Miller Industries Towing Equipment Inc. from 2002 to 2004.

Vincent J. Tiano has served as Vice President, Sales – North America of the Company since March 2011. From March 2008 to March 2011 Mr. Tiano served as Vice President of Miller Industries Towing Equipment Inc. From May 1997 to March 2008, Mr. Tiano served as Director, Chassis and Trailer Division of Miller Industries Towing Equipment Inc. Mr. Tiano served as a sales representative for Kenworth of Tennessee from January 1993 to April 1997.

Available Information

Our Internet website address is www.millerind.com. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after we file them with, or furnish them to, the Securities and Exchange Commission. Our Corporate Governance Guidelines and Code of Business Conduct and Ethics are also available on our website. Other corporate governance-related documents can be found at our website as well.

ITEM 1A. RISK FACTORS

There are many factors that affect our business and the results of our operations, some of which are beyond our control. The following is a description of all known material risks that may cause the actual results of our operations in future periods to differ materially from those currently expected or desired. We encourage you to read this section carefully.

Our business is subject to the cyclical nature of our industry and changes in consumer confidence and in economic conditions in general. Adverse changes or continued uncertainty with respect to these factors may lead to a downturn in our business.

The towing and recovery industry is cyclical in nature and historically the industry has been affected by changes in consumer confidence and in economic conditions in general. Concerns over the slow economic recovery and continued volatility and disruption in domestic and international capital and credit markets have caused significant erosion in consumer confidence. As a result, the overall demand for our products from our commercial customers has been negatively affected, and the level of future sales of our products is uncertain. A prolonged economic downturn, and slow or negative growth in the domestic and global economy, may continue to have a material adverse effect on our business, financial condition and results of operations for the foreseeable future.

Our demand from our customers and towing operators is affected by the availability of capital and access to credit.

The ability of our customers and of towing operators to purchase our products is affected by the availability of capital and credit to them. Our customers rely on floor plan financing in connection with the purchase of our products, and the availability of that financing on acceptable terms has a direct effect on the volume of their purchases. Additionally, in many cases, a towing operator's decision to purchase our products from one of our distributors is dependent upon their ability to obtain financing upon acceptable terms. Volatility and disruption in the capital and credit markets, principally in the U.S. and Europe, has decreased the availability of capital to, and credit capacity of, our customers and of towing operators. In addition, at least one provider of floor plan financing has exited the market, making floor plan financing increasingly difficult for our customers to secure. This reduced availability of capital and credit has negatively affected the ability and capacity of our customers and of towing operators to purchase towing and related equipment. This, in turn, has negatively impacted sales of our products. If customers are unable to access capital or credit, it could materially and adversely affect our ability to sell our products, and as a result, could negatively affect our business and operating results.

The loss of, or a significant reduction in sales to, our largest customer could adversely affect our results of operations.

For 2011, 2010 and 2009, 26.8%, 18.5% and 19.4%, respectively, of our consolidated net sales were made to the U.S. federal government through prime contractors. Prior to 2009, no one customer accounted for more than 10% of our consolidated net sales in any fiscal year. The loss of our U.S. government work, in whole or in part, or the failure to secure follow-on orders from the U.S. government could adversely affect our results of operations. Our U.S. government business is subject to the following risks, among others: (i) this business is susceptible to changes in U.S. government spending, which may reduce future revenues; (ii) most of our contracts with governmental entities through prime contractors are fixed-price contracts, and our actual costs on any of these contracts could exceed our projected costs, (iii) competition for the award of these contracts is intense, and we may not be successful in bidding on future contracts, and (iv) the products we sell to governmental entities are subject to highly technical requirements, and any failure to comply with these requirements could result in unanticipated retrofit costs, delayed acceptance of products, late or reduced payment or cancellation of the contract. At this time we do not expect to receive additional follow-on government-related orders in the near term. We continue to work to secure additional domestic and foreign governmental orders, but we cannot predict the success or timing of any such efforts.

Our dependence upon outside suppliers for our raw materials, including aluminum, steel, petroleum-related products and other purchased component parts, leaves us subject to changes in price and delays in receiving supplies of such materials or parts.

We are dependent upon outside suppliers for our raw material needs and other purchased component parts, and although we believe that these suppliers will continue to meet our requirements and specifications, and that alternative sources of supply are available, events beyond our control could have an adverse effect on the cost or availability of raw materials and component parts. Shipment delays, unexpected price increases or changes in payment terms from our suppliers of raw materials or component parts could impact our ability to secure necessary raw materials or component parts, or to secure such materials and parts at favorable prices. To partially offset price increases for raw materials and component parts, we have, from time to time, implemented general price increases and cost surcharges. While we have attempted to pass these increased costs on to our customers, there can be no assurance that we will be able to continue to do so. Additionally, demand for our products could be negatively affected by the unavailability of truck chassis, which are manufactured by third parties and are frequently supplied by us, or are purchased separately by our distributors or by towing operators. Although we believe that sources of our raw materials and component parts will continue to be adequate to meet our requirements and that alternative sources are available, shortages, price increases or delays in shipments of our raw materials and component parts could have a material adverse effect on our financial performance, competitive position and reputation.

Overall demand from our customers may be affected by increases in their fuel and insurance costs and changes in weather conditions.

In recent years, our customers have experienced substantial increases in fuel and other transportation costs, and in the cost of insurance, and while many of these costs have remained stable since 2009, there can be no assurance that these costs will not continue to be volatile, or again increase, for our customers in the future. Additionally, our customers also have, from time to time, been subject to unpredictable and varying weather conditions which could, among other things, impact the cost and availability of fuel and other materials. Any of these factors could negatively affect the ability of our customers to purchase, and their capacity for purchasing, towing and related equipment, and, consequently, have a material negative effect upon our business and operating results.

Our international operations are subject to various political, economic and other uncertainties that could adversely affect our business results, including by restrictive taxation or other government regulation and by foreign currency fluctuation.

A significant portion of our net sales and production in 2011 were outside the United States, primarily in Europe. As a result, our operations are subject to various political, economic and other uncertainties, including risks of restrictive taxation policies, changing political conditions and governmental regulations. Also, a substantial portion of our net sales derived outside the United States, as well as salaries of employees located outside the United States and certain other expenses, are denominated in foreign currencies, including the British pound and the Euro. We are, therefore, subject to risk of financial loss resulting from fluctuations in exchange rates of these currencies against the U.S. dollar.

Our competitors could impede our ability to attract or retain customers.

The towing and recovery equipment manufacturing industry is highly competitive. Competition for sales exists domestically and internationally at the manufacturer, distributor and towing-operator levels and is based primarily on product quality and innovation, reputation, technology, customer service, product availability and price. Competition for sales also comes from the market for used towing and recovery equipment. Certain of our competitors may have substantially greater financial and other resources and may provide more attractive dealer and retail customer financing alternatives than us. If these competitors are able to make it more difficult for us to attract or retain customers, it could have a negative impact on our sales, revenue and financial performance.

Our future success depends upon our ability to develop or acquire proprietary products and technology.

Historically, we have been able to develop or acquire patented and other proprietary product innovations which have allowed us to produce what management believes to be technologically advanced products relative to most of our competition. However, certain of our patents have expired, and others will expire in the next few years, and as a result, we may not have a continuing competitive advantage through proprietary products and technology. In addition, pursuant to the terms of a consent judgment entered into in 2000 with the Antitrust Division of the U.S. Department of Justice, we are required to offer non-exclusive royalty-bearing licenses to certain of our key patents to all wrecker and car carrier manufacturers. If we are unable to develop or acquire new products and technology in the future, our ability to maintain market share, and, consequently, our revenues and operating results, may be negatively affected.

We depend upon skilled labor to manufacture our products, and if we experience problems hiring and retaining skilled labor, our business may be negatively affected.

The timely manufacture and delivery of our products requires an adequate supply of skilled labor, and the operating costs of our manufacturing facilities can be adversely affected by high turnover in skilled positions. Accordingly, our ability to increase sales, productivity and net earnings will be limited to a degree by our ability to employ the skilled laborers necessary to meet our requirements. There can be no assurance that we will be able to maintain an adequate skilled labor force necessary to efficiently operate our facilities. In addition, while our employees are not currently members of a union, there can be no assurance that the employees at any of our facilities will not choose to become unionized in the future.

Any loss of the services of our key executives could have a material adverse impact on our operations.

Our success is highly dependent on the continued services of our management team. The loss of services of one or more key members of our senior management team could have a material adverse effect on us.

A product liability claim in excess of our insurance coverage, or an inability to acquire or maintain insurance at commercially reasonable rates, could have a material adverse effect upon our business.

We are subject to various claims, including product liability claims arising in the ordinary course of business, and may at times be a party to various legal proceedings incidental to our business. We maintain reserves and liability insurance coverage at levels based upon commercial norms and our historical claims experience. A successful product liability or other claim brought against us in excess of our insurance coverage, or the inability of us to acquire or maintain insurance at commercially reasonable rates, could have a material adverse effect upon our business, operating results and financial condition.

Our stock price may fluctuate greatly as a result of the general volatility of the stock market.

From time to time, there may be significant volatility in the market price for our common stock. Our quarterly operating results, changes in earnings estimated by analysts, if any, changes in general conditions in our industry or the economy or the financial markets or other developments affecting us could cause the market price of our common stock to fluctuate substantially.

Our charter and bylaws contain anti-takeover provisions that may make it more difficult or expensive to acquire us in the future or may negatively affect our stock price.

Our charter and bylaws contain restrictions that may discourage other persons from attempting to acquire control of us, including, without limitation, prohibitions on shareholder action by written consent and advance notice requirements regarding amendments to certain provisions of our charter and bylaws. In addition, our charter authorizes the issuance of up to 5,000,000 shares of preferred stock. The rights and preferences for any series of preferred stock may be set by the board of directors, in its sole discretion and without shareholder approval, and the rights and preferences of any such preferred stock may be superior to those of common stock and thus may adversely affect the rights of holders of common stock.

The requirements and restrictions imposed by our current credit facility restrict our ability to operate our business, and failure to comply with these requirements and restrictions could adversely affect our business.

The terms of our current credit facility restrict our ability and our subsidiaries' ability to, among other things, incur additional indebtedness, guarantee the indebtedness of another person, pay dividends or make loans or investments in certain situations, incur liens, sell, discount or dispose of accounts receivable or promissory notes, enter into any new line of business, permit certain loans to officers or employees, sell, transfer, convey or grant any security interest in any material trademark, merge or consolidate with any other person, or sell, transfer or dispose of all or substantially all of our assets. Our current credit facility also requires us to meet certain financial tests, and to comply with certain other reporting, affirmative and negative covenants.

If we fail to comply with the requirements of our current credit facility, such non-compliance would result in an event of default. If not waived by the bank, such event of default would result in the acceleration of any amounts due under the current credit facility, and may permit the bank to foreclose on our assets.

Our ability to service our credit arrangements may be affected by fluctuations in interest rates.

Interest on our obligations outstanding under our current credit facility and other credit arrangements is connected to the LIBOR rate or prime rate. Therefore, an increase in the LIBOR rate or the prime rate would increase interest expense and could have an effect on our ability to satisfy our obligations under those arrangements outstanding at any particular time. Our liquidity and access to capital resources could be affected by increasing interest rates.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We operate four manufacturing facilities in the United States. The facilities are located in Ooltewah, Tennessee; Hermitage, Pennsylvania; Mercer, Pennsylvania; and Greeneville, Tennessee. The Ooltewah plant, containing approximately 302,000 square feet, produces light and heavy duty wreckers and trailers; the Hermitage plant, containing approximately 118,000 square feet, produces car carriers; the Mercer plant, containing approximately 110,000 square feet, produces car carriers and light duty wreckers; and the Greeneville plant, containing approximately 112,000 square feet, produces car carriers, heavy duty wreckers and trailers.

We also have manufacturing operations at two facilities located in the Lorraine region of France, which have, in the aggregate, approximately 180,000 square feet, and manufacturing operations in Norfolk, England, with approximately 48,000 square feet.

ITEM 3. LEGAL PROCEEDINGS

We are, from time to time, a party to litigation arising in the normal course of our business. Litigation is subject to various inherent uncertainties, and it is possible that some of these matters could be resolved unfavorably to us, which could result in substantial damages against us. We have established accruals for matters that are probable and reasonably estimable and maintain product liability and other insurance that management believes to be adequate. Management believes that any liability that may ultimately result from the resolution of these matters in excess of available insurance coverage and accruals will not have a material adverse effect on our consolidated financial position or results of operations.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Our common stock is traded on the New York Stock Exchange under the symbol "MLR." The following table sets forth the quarterly range of high and low sales prices for the common stock for the periods indicated.

	Price Range of Common Stock	
Period	**High**	**Low**
Year Ended December 31, 2010		
First Quarter	$ 13.45	$ 10.85
Second Quarter	15.49	11.79
Third Quarter	14.85	11.41
Fourth Quarter	16.03	13.02
Year Ended December 31, 2011		
First Quarter	$ 17.20	$ 14.30
Second Quarter	18.85	15.04
Third Quarter	20.05	14.65
Fourth Quarter	21.29	14.78
Year Ending December 31, 2012		
First Quarter (through March 3, 2012)	$ 17.80	$ 14.80

The approximate number of holders of record and beneficial owners of common stock as of December 31, 2011 was 551 and 3,900, respectively.

Prior to March 2010, we had never declared cash dividends on our common stock. On March 8, 2010, our board of directors adopted a dividend policy to consider and pay annual cash dividends subject to our ability to satisfy all applicable statutory and regulatory requirements and our continued financial strength, and declared the first such annual cash dividend of $0.10 per share. On March 7, 2011, the Company's board of directors declared an annual cash dividend of $0.12 payable on March 24, 2011 to shareholders of record as of March 17, 2011. On May 10, 2011, the Company's board of directors approved a dividend policy to consider and pay quarterly dividends on its common stock subject to the Company's ability to satisfy all applicable statutory requirements and the Company's continued financial strength, replacing the previous policy of paying annual cash dividends. In conjunction with this new policy the board of directors declared the first such quarterly dividend of $0.12 per share payable on May 31, 2011 to shareholders of record as of May 23, 2011. On August 5, 2011, the Company's board of directors declared a quarterly dividend of $0.12 per share payable on August 26, 2011 to shareholders of record as of August 19, 2011. Finally, on November 7, 2011, the Company's board of directors declared a quarterly dividend of $0.12 per share payable on December 19, 2011 to shareholders of record as of December 5, 2011. Any future determination as to the payment of cash dividends will depend upon such factors as earnings, capital requirements, our financial condition, restrictions in financing agreements and other factors deemed relevant by our board of directors. Covenants under our current credit facility restrict the payment of cash dividends if the Company would be in violation of the minimum tangible net worth test or the leverage ratio test in the current loan agreement as a result of the dividend, among various other restrictions.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total number of shares purchased (1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (1)	Maximum dollar value of shares that may be purchased under the publicly announced plans or programs (1)
October 2011	76,250	$ 17.71	76,250	$ 4,974,598
November 2011	172,050	16.01	172,050	2,214,496
December 2011	139,400	15.85	139,400	—
	387,700	$ 16.29	387,700	$ —

(1) On May 11, 2011, we announced that our Board of Directors had authorized a plan to repurchase up to $20,000,000 of our common stock.

Sales of Unregistered Securities

We did not sell any unregistered securities during the year ended December 31, 2011.

Performance Graph

The following line graph compares the percentage change in the cumulative shareholder return of our common stock with The New York Stock Exchange Composite Index and the Standard & Poor's Construction Index over the period of time from December 29, 2006 through December 30, 2011. The respective returns assume reinvestment of dividends paid.



Comparison of Cumulative Total Returns
Miller Industries, Inc.
NYSE Composite Index
S&P Construction Index
DOLLARS
180
160
140
120
100
80
60
40
20
0
12-29-06
12-31-07
12-31-08
12-31-09
12-31-10
12-30-11

	12/29/06	12/31/07	12/31/08	12/31/09	12/31/10	12/30/11
Miller Industries, Inc.	100	57	22	47	59	66
NYSE Composite Index	100	107	63	79	87	82
S&P Construction Index	100	136	56	91	157	138

ITEM 6. SELECTED FINANCIAL DATA

The following table presents selected statements of income data and selected balance sheet data on a consolidated basis. We derived the selected historical consolidated financial data from our audited consolidated financial statements and related notes. You should read this data together with Item 7-"Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements and related notes that are a part of this Annual Report on Form 10-K.

	Years Ended December 31,				
	2011	2010	2009	2008	2007
	(In thousands except per share data)				
Statements of Income Data:					
Net Sales	$ **412,659**	$ 306,897	$ 237,567	$ 270,989	$ 400,032
Costs and Expenses:					
Costs of operations	**342,557**	260,566	202,272	237,362	343,885
Selling, general, and administrative expenses	**31,407**	26,665	24,905	25,940	27,396
Interest expense	**728**	305	883	1,241	3,392
Other Expense (Income)	**(161)**	71	(442)	678	(291)
Total costs and expenses	**374,531**	287,607	227,618	265,221	374,382
Income before income taxes	**38,128**	19,290	9,949	5,768	25,650
Income tax provision	**15,120**	7,583	3,933	2,182	9,319
Net income	$ **23,008**	$ 11,707	$ 6,016	$ 3,586	$ 16,331
Basic net income per common share:	$ **1.98**	$ 1.00	$ 0.52	$ 0.31	$ 1.41
Diluted net income per common share:	$ **1.92**	$ 0.96	$ 0.51	$ 0.31	$ 1.40
Weighted average shares outstanding:					
Basic	**11,600**	11,671	11,611	11,594	11,556
Diluted	**11,984**	12,163	11,902	11,656	11,655

	December 31,				
	2011	2010	2009	2008	2007
Balance Sheet Data:					
Working capital	$ **109,760**	$ 106,831	$ 94,247	$ 79,364	$ 82,092
Total assets	**211,842**	199,876	172,320	174,281	189,042
Long-term obligations, less current portion	**—**	5	185	2,417	4,203
Common shareholders' equity	**152,651**	150,568	141,439	131,972	132,488

	December 31,				
	2011	2010	2009	2008	2007
Other Data:					
Cash dividend per share	$ **0.48**	$ 0.10	$ —	$ —	$ —

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

Executive Overview

Miller Industries, Inc. is the world's largest manufacturer of vehicle towing and recovery equipment, with domestic manufacturing subsidiaries in Tennessee and Pennsylvania, and foreign manufacturing subsidiaries in France and the United Kingdom. We offer a broad range of equipment to meet our customers' design, capacity and cost requirements under our Century®, Vulcan®, Challenger®, Holmes®, Champion®, Chevron™, Eagle®, Titan®, Jige™ and Boniface™ brand names.

Our management focuses on a variety of key indicators to monitor our overall operating and financial performance. These indicators include measurements of revenue, operating income, gross margin, income from continuing operations, earnings per share, capital expenditures and cash flow.

We derive revenues primarily from product sales made through our network of domestic and foreign independent distributors. Our revenues are sensitive to a variety of factors including general economic conditions as well as demand for, and price of, our products, our technological competitiveness, our reputation for providing quality products and reliable service, competition within our industry and the cost of raw materials (including aluminum, steel and petroleum-related products).

Our industry is cyclical in nature and in recent years the overall demand for our products and our resulting revenues continued to be negatively affected by:

- wavering levels of consumer confidence;
- volatility and disruption in domestic and international capital and credit markets and the resulting decrease in the availability of financing, including floor plan financing, for our customers and towing operators;
- significant periodic increases in fuel and insurance costs and their negative effect on the ability of our customers to purchase towing and related equipment;
- the overall effects of the global economic downturn;
- and, currently, the slow economic recovery.

We remain concerned about the continuing effects of these factors on the towing and recovery industry, and with the cooperation of our employees have continued certain steps implemented in 2009 to lower costs in response to these uncertainties. These steps included headcount reductions for certain non-production personnel and reductions in certain administrative expenses. Due to increased demand for our domestic products and higher production of follow-on government orders through prime contractors during 2010 and 2011, production hours at all facilities have been restored and reduced work weeks and furloughs have been eliminated. We will continue to monitor our cost structure to ensure that it remains in line with business conditions.

In addition, we have been and will continue to be affected by changes in the prices that we pay for raw materials, particularly aluminum, steel, petroleum-related products and other raw materials, which represent a substantial part of our total cost of operations. In the past, as we have determined necessary, we have implemented price increases to offset these higher costs. We also developed alternatives to some of the components used in our production process that incorporate these raw materials, and our suppliers have implemented these alternatives in the production of our component parts. We continue to monitor raw material prices and availability in order to more favorably position the Company in this dynamic market.

During the second half of 2008, we began to secure follow-on governmental orders through prime contractors for which production was completed during the fourth quarter of 2011. Through these follow-on orders, along with continued performance in the governmental and international marketplace, we were able to somewhat offset significantly lower demand from our commercial customers which began in the second half of 2008. Although demand from our commercial customers has not recovered to pre-2008 levels, we have seen strengthening demand from these customers during 2010 and 2011. However, the increase in revenues in 2011 is due primarily to the impact of our follow-on government orders. For fiscal year, 2011, 26.8% of our consolidated sales were made to prime contractors for government-related orders, as compared to 18.5% during 2010. At this time we do not expect to receive additional follow-on government-related orders in the near term. We continue to work to secure additional domestic and foreign governmental orders, but we cannot predict the success or timing of any such efforts.

There were no borrowings under our current credit facility at December 31, 2011.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates. Certain accounting policies are deemed "critical," as they require management's highest degree of judgment, estimates and assumptions. A discussion of critical accounting policies, the judgments and uncertainties affecting their application and the likelihood that materially different amounts would be reported under different conditions or using different assumptions follows:

Accounts Receivable

We extend credit to customers in the normal course of business. Collections from customers are continuously monitored and an allowance for doubtful accounts is maintained based on historical experience and any specific customer collection issues. While such bad debt expenses have historically been within expectations and the allowance established, there can be no assurance that we will continue to experience the same credit loss rates as in the past.

Inventory

Inventory costs include materials, labor and factory overhead. Inventories are stated at the lower of cost or market (net realizable value), determined on a first-in, first-out basis. Appropriate consideration is given to obsolescence, valuation and other factors in determining net realizable value. Revisions of these estimates could result in the need for adjustments.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of these assets may not be fully recoverable. When a determination has been made that the carrying amount of long-lived asset may not be fully recovered, the amount of impairment is measured by comparing an asset's estimated fair value to its carrying value. The determination of fair value is based on projected future cash flows discounted at a rate determined by management, or if available independent appraisals or sales price negotiations. The estimation of fair value includes significant judgment regarding assumptions of revenue, operating costs, interest rates, property and equipment additions, and industry competition and general economic and business conditions among other factors. We believe that these estimates are reasonable, however, changes in any of these factors could affect these evaluations. Based on these estimates, we believe that our long-lived assets are appropriately valued.

Goodwill

Goodwill is tested for impairment annually or if an event or circumstance occurs that would more likely than not reduce the fair value of the reporting unit below the carrying amount. Goodwill is reviewed for impairment utilizing a qualitative assessment or a two-step process. If we choose to perform a qualitative analysis of goodwill and determine that fair value more likely than not exceeds the carrying value, no further testing is needed. If we choose the two-step approach, the first step identifies potential impairment by comparing the fair value of the reporting unit with its carrying value. If the fair value exceeds the carrying value the second step is not necessary. If the carrying value is more than the fair value, the second step of testing is performed to compare the fair value of the goodwill with its carrying value. An impairment loss would be recognized to the extent that the carrying value of the goodwill exceeds it fair value. We cannot predict the occurrence of certain events or changes in circumstances that might adversely affect the carrying value of goodwill. Such events might include, but are not limited to, the impact of the economic environment or a material change in a relationship with significant customers.

Warranty Reserves

We estimate expense for product warranty claims at the time products are sold. These estimates are established using historical information about the nature, frequency, and average cost of warranty claims. We review trends of warranty claims and take actions to improve product quality and minimize warranty claims. We believe the warranty reserve is adequate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the accrual.

Income Taxes

We recognize deferred tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We consider the need to record a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. We consider tax loss carryforwards, reversal of deferred tax liabilities, tax planning and estimates of future taxable income in assessing the need for a valuation allowance. If unrecognized tax positions exist, we record interest and penalties related to the unrecognized tax positions as income tax expense in our consolidated statements of income.

Revenues

Under our accounting policies, revenues are recorded when the risk of ownership for products has transferred to independent distributors or other customers, which generally occurs on shipment. From time to time, revenue is recognized under a bill and hold arrangement. Recognition of revenue on bill and hold arrangements occurs when risk of ownership has passed to the customer, a fixed written commitment has been provided by the customer, the goods are complete and ready for shipment, the goods are segregated from inventory, no performance obligation remains, and a schedule for delivery has been established. While we manufacture only the bodies of wreckers, which are installed on truck chassis manufactured by third parties, we frequently purchase the truck chassis for resale to our customers. Sales of company-purchased truck chassis are included in net sales. Margins are substantially lower on completed recovery vehicles containing company-purchased chassis because the markup over the cost of the chassis is nominal.

Foreign Currency Translation

The functional currency for our foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date, historical rates for equity and the weighted average exchange rate during the period for revenue and expense accounts. Foreign currency translation adjustments are included in shareholders' equity. Intercompany transactions denominated in a currency other than the functional currency are remeasured into the functional currency. Gains and losses resulting from foreign currency transactions are included in other income and expense in our consolidated statements of income.

Results of Operations

The following table sets forth, for the years indicated, the components of the consolidated statements of income expressed as a percentage of net sales.

	2011	2010	2009
Net Sales	**100%**	100.0%	100.0%
Costs and expenses:			
Costs of operations	**83.0%**	84.8%	85.1%
Selling, general and administrative	**7.6%**	8.6%	10.5%
Interest expense	**0.2%**	0.1%	0.4%
Other Expense (Income)	**(0.0)%**	0.2%	(0.2)%
Total costs and expenses	**90.8%**	93.7%	95.8%
Income before income taxes	**9.2%**	6.3%	4.2%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net sales were $412.7 million for the year ended December 31, 2011, compared to $306.9 million for the year ended December 31, 2010, an increase of 34.5%. This increase is primarily attributable to increased revenues from a prime contractor for a government-related order described above, as well as increased activity from our commercial customers.

Costs of operations increased 31.5% to $342.6 million for the year ended December 31, 2011 from $260.6 million for the year ended December 31, 2010, which was attributable to the increase in commercial and governmental sales described above. Overall, costs of operations as a percentage of net sales decreased slightly from 84.8% for the year ended December 31, 2010 to 83.0% for the year ended December 31, 2011, primarily due to product mix during the year consisting of a lower percentage of lower margin chassis sales.

Selling, general and administrative expenses for the year ended December 31, 2011 increased to $31.4 million from $26.7 million for the year ended December 31, 2010. The increase was attributable to higher sales levels, as well as increased sales commissions, incentives and medical costs. As a percentage of sales, selling, general and administrative expenses decreased to 7.6% for 2011 from 8.6% for 2010 due to the fixed nature of certain of these expenses.

Interest expense increased to $0.7 million for the year ended December 31, 2011 from $0.3 million for the year ended December 31, 2010, primarily due to increases in interest on chassis purchases.

Other income and expense relates to foreign currency transaction gains and losses. During 2011, the net gain was $161,000 compared to a net loss of $71,000 for 2010.

The provision for income taxes for the years ended December 31, 2011 and 2010 reflects a combined federal, state and foreign tax rate of 39.7% and 39.3%, respectively.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net sales were $306.9 million for the year ended December 31, 2010, compared to $237.6 million for the year ended December 31, 2009, an increase of 29.2%. This increase is attributable to increased demand for our domestic products particularly for completed recovery vehicles containing company-purchased chassis, as well as higher production of follow-on orders through prime contractors. These increases were partially offset by lower foreign sales.

Costs of operations increased 28.8% to $260.6 million for the year ended December 31, 2010 from $202.3 million for the year ended December 31, 2009. The increase in cost of operations was attributable to higher production levels resulting from the increase in domestic and governmental sales. Overall, costs of operations as a percentage of sales decreased slightly from 85.1% for the year ended December 31, 2009 to 84.8% for the year ended December 31, 2010.

Selling, general and administrative expenses for the year ended December 31, 2010 increased to $26.7 million from $24.9 million for the year ended December 31, 2009. The increase was attributable to higher costs resulting from increased production due to higher sales levels during the period. As a percentage of sales, selling, general and administrative expenses decreased to 8.6% for 2010 from 10.5% for 2009 due to the fixed nature of many of these expenses.

Interest expense decreased to $0.3 million for the year ended December 31, 2010 from $0.9 million for the year ended December 31, 2009. Decreases in interest expense were primarily due to lower interest on distributor floor plan financing and decreases in interest on chassis purchases.

Other income and expense relates to foreign currency transaction gains and losses. During 2010, the net loss was $71,000 compared to a net gain of $0.4 million for 2009.

The provision for income taxes for the years ended December 31, 2010 and 2009 reflects a combined federal, state and foreign tax rate of 39.3% and 39.4%, respectively.

Liquidity And Capital Resources

Cash provided by operating activities was $28.3 million for the year ended December 31, 2011, compared to $17.5 million for the year ended December 31, 2010, and $19.7 million for the year ended December 31, 2009. The cash provided by operating activities for 2011 is attributable to higher net income and increases in accounts payable and accrued liabilities partially offset by increases in accounts receivable and inventory. These increases are the result of increased demand for our products as well as higher levels of production of follow-on governmental orders through prime contractors as described above.

Cash used in investing activities was $2.8 million for the year ended December 31, 2011, compared to $4.9 million for the year ended December 31, 2010, and $0.5 million for the year ended December 31, 2009. The cash used in investing activities for 2011 was primarily for the purchase of property, plant and equipment, offset by proceeds from the sale of certain fixed assets.

Cash used in financing activities was $21.5 million for the year ended December 31, 2011, compared to $0.9 million for the year ended December 31, 2010, and $3.9 million for the year ended December 31, 2009. The cash used in financing activities in 2011 was primarily for share repurchases and also to pay cash dividends, partially offset by proceeds from the exercise of stock options.

Over the past year, we generally have used available cash flow from operations to pay dividends, for stock repurchases and to pay for capital expenditures.

As of December 31, 2011, we had cash and cash equivalents of $50.2 million, exclusive of unused availability under our current credit facility. Our primary cash requirements include working capital, capital expenditures, the funding of any declared cash dividends, stock repurchases and interest and principal payments on indebtedness, if any, under our current credit facility. We expect our primary sources of cash to be cash flow from operations and cash and cash equivalents on hand at December 31, 2011, with borrowings under our current credit facility being available if needed. We expect these sources to be sufficient to satisfy our cash needs during 2012 and for the next several years. However, our ability to satisfy our cash needs will substantially depend upon a number of factors including our future operating performance, taking into account the economic and other factors discussed above and elsewhere in this Annual Report, as well as financial, business and other factors, many of which are beyond our control.

Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2011.

	Payment Due By Period (in thousands)				
Contractual Obligations (1)	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Equipment Notes Payable	$ 5	$ 5	$ —	$ —	$ —
Operating Lease Obligations	890	493	322	75	—
Purchase Obligations (2)	17,788	17,788	—	—	—
Commitments for construction and acquisition of plant and equipment	760	760	—	—	—
Total	$ 19,443	$ 19,046	$ 322	$ 75	$ —

(1) Amounts do not include potential contingent obligations of $18.1 million under repurchase commitments with third-party lenders in the event of customer default.

(2) Purchase obligations represent open purchase orders for raw materials and other components issued in the normal course of business.

Credit Facilities and Other Obligations

Current Credit Facility

On April 6, 2010 we entered into a Loan Agreement with First Tennessee Bank National Association for a $20.0 million unsecured revolving credit facility. On December 21, 2011 the credit facility was renewed and our unsecured revolving credit facility was increased to $25.0 million. The current credit facility contains customary representations and warranties, events of default, and financial, affirmative and negative covenants for loan agreements of this kind. Covenants under the current credit facility restrict the payment of cash dividends if the Company would be in violation of the minimum tangible net worth test or the leverage ratio test in the current loan agreement as a result of the dividend, among various restrictions.

In the absence of a default, all borrowings under the current credit facility bear interest at the LIBOR Rate plus 1.50% per annum. The Company will pay a non-usage fee under the current loan agreement at a rate per annum equal to between 0.15% and 0.35% of the unused amount of the current credit facility, which fee shall be paid quarterly. The current credit facility is scheduled to expire March 31, 2014.

Previous Credit Facility

On April 6, 2010, in connection with the consummation of the current credit facility, the Company terminated its credit agreement with Wachovia Bank National Association for a $27.0 million senior secured credit facility. The previous credit facility, as amended, consisted of a $20.0 million revolving credit facility, and a $7.0 million term loan. The previous credit facility was secured by substantially all of our assets, and contained customary representations and warranties, events of default and affirmative and negative covenants for secured facilities of this type. Covenants under the previous credit facility restricted the payment of cash dividends if a default or event of default under the credit agreement had occurred or would result from the payment of dividends or if the Company would be in violation of the consolidated fixed charge coverage ratio test in the credit agreement as a result of the payment of dividends, among various other restrictions.

Outstanding Borrowings

There was no outstanding borrowings under the credit facility as of December 31, 2011 and 2010.

Interest Rate Sensitivity

Changes in interest rates affect the interest paid on indebtedness under our current credit facility because the outstanding amounts of indebtedness under our current credit facility are subject to variable interest rates. Under our current credit facility, the non-default rate of interest is equal to the LIBOR Market Index Rate plus 1.50% per annum (for a rate of interest of 1.80% at December 31, 2011). Because there were no amounts outstanding under our current credit facility, a one percent change in the interest rate on our variable-rate debt would not have materially impacted our financial position, results of operations or cash flows for the year ended December 31, 2011.

Other Long-Term Obligations

We had approximately $5,000 of equipment notes payable and other long-term obligations at December 31, 2011. We also had approximately $0.9 million in non-cancellable operating lease obligations at December 31, 2011.

Recent Accounting Pronouncements

Recently Adopted Standards

In January 2009, the SEC issued Final Rule No. 33-9002, *Interactive Data to Improve Financial Reporting,* which requires the Company to submit financial statements in XBRL (extensible business reporting language) format with its SEC filings beginning June 30, 2011.

In September 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-08, "Testing Goodwill for Impairment", which will simplify how an entity tests for goodwill impairment. After assessment of certain qualitative factors, if it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, entities must perform the quantitative analysis of the goodwill impairment test. Otherwise, the quantitative test(s) become optional. The provisions under ASU 2011-08 are effective for annual and interim goodwill impairment testing for fiscal years beginning after December 15, 2011, with early adoption permitted. We elected to early adopt this guidance on October 1, 2011, with no impact on our consolidated financial statements.

Recently Issued Standards

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income". This standard amends guidance on the presentation of other comprehensive income in financial statements to improve the comparability, consistency and transparency and to increase the prominence of items that are recorded in other comprehensive income. Under ASU 2011-05, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The provisions under ASU 2011-05 are effective for fiscal years beginning after December 15, 2011. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of our business, we are exposed to market risk from changes in interest rates and foreign currency exchange rates that could impact our results of operations and financial position.

Interest Rate Risk

Changes in interest rates affect the interest paid on indebtedness under our current credit facility because the outstanding amounts of indebtedness under our current credit facility are subject to variable interest rates. Under our current credit facility, the non-default rate of interest is equal to the LIBOR Market Index Rate plus 1.50% per annum (for a rate of interest of 1.80% at December 31, 2011). Because there were no amounts outstanding under our current credit facility, a one percent change in the interest rate on our variable-rate debt would not have materially impacted our financial position, results of operations or cash flows for the year ended December 31, 2011.

Foreign Currency Risk

We are subject to risk arising from changes in foreign currency exchange rates related to our international operations in Europe. We manage our exposure to our foreign currency exchange rate risk through our regular operating and financing activities. Additionally, from time to time, we enter into certain forward foreign currency exchange contracts that are not designated as a hedging instrument in order to the mitigate our foreign currency exchange risk. Because we report in U.S. dollars on a consolidated basis, foreign currency exchange fluctuations could have a translation impact on our financial position. At December 31, 2011, we recognized a $71,000 increase in our foreign currency translation adjustment account compared with December 31, 2010. During the years ended December 31, 2011, 2010 and 2009, the impact of foreign currency exchange rate changes on our results of operations and cash flows was a $0.2 million gain, $0.1 million loss and $0.4 million gain, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The response to this item is included in Part IV, Item 15 of this Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive and chief financial officers, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this report. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of the end of the period covered by this Annual Report to ensure that information required to be disclosed in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report On Internal Control Over Financial Reporting

Management of Miller Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may be inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our principal executive officers and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control—Integrated Framework." Based on our assessment under those criteria, we concluded that, as of December 31, 2011, we maintained effective internal control over financial reporting.

Joseph Decosimo and Company, PLLC, the independent registered public accounting firm who audited the Company's consolidated financial statements included in this report, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, which appears herein.

March 7, 2012

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Miller Industries, Inc.
Ooltewah, Tennessee

We have audited Miller Industries, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Miller Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Miller Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Miller Industries, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011, and our report dated March 7, 2012, expressed an unqualified opinion on those consolidated financial statements.

/s/ Joseph Decosimo and Company, PLLC
Chattanooga, Tennessee
March 7, 2012

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Proxy Statement for our Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission, will contain information relating to our directors and audit committee, compliance with Section 16(a) of the Exchange Act, and our code of ethics applicable to our chief executive, financial and accounting officers, which information is incorporated by reference herein. Information relating to our executive officers is included in Item 1 of this report.

ITEM 11. EXECUTIVE COMPENSATION

The Proxy Statement for our Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission, will contain information relating to director and executive officer compensation, which information is incorporated by reference herein.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The Proxy Statement for our Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission, will contain information relating to security ownership of certain beneficial owners and management, which information is incorporated by reference herein.

The Proxy Statement will also contain information relating to our equity compensation plans, which information is incorporated by reference herein.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The Proxy Statement for our Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission, will contain information relating to certain relationships and related transactions between us and certain of our directors and executive officers, which information is incorporated by reference herein.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Proxy Statement for our Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission, will contain information relating to the fees charged and services provided by Joseph Decosimo and Company, PLLC, our principal accountants during the last three fiscal years, and our pre-approval policy and procedures for audit and non-audit services, which information is incorporated by reference into this report.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

1. Financial Statements

2. Financial Statement Schedules

The following Financial Statement Schedule for the Registrant is filed as part of this Report and should be read in conjunction with the Consolidated Financial Statements:

All schedules, except those set forth above, have been omitted since the information required is included in the financial statements or notes or have been omitted as not applicable or not required.

3. Exhibits

The following exhibits are required to be filed with this Report by Item 601 of Regulation S-K:

	Description	Incorporated by Reference to Registration File Number	Form or Report	Date of Report	Exhibit Number in Report
3.1	Charter, as amended, of the Registrant	—	Form 10-K	December 31, 2001	3.1
3.2	Amended and Restated Bylaws of the Registrant	—	Form 10-Q	November 8, 2007	3.2
10.1	Form of Noncompetition Agreement between the Registrant and certain officers of the Registrant	33-79430	S-1	August 1994	10.28
10.2	Form of Nonexclusive Distributor Agreement	33-79430	S-1	August 1994	10.31
10.3	Miller Industries, Inc. Stock Option and Incentive Plan**	33-79430	S-1	August 1994	10.1
10.4	Form of Incentive Stock Option Agreement under Miller Industries, Inc. Stock Option and Incentive Plan**	33-79430	S-1	August 1994	10.2

	Description	Incorporated by Reference to Registration File Number	Form or Report	Date of Report	Exhibit Number in Report
10.5	Miller Industries, Inc. Non-Employee Director Stock Option Plan**	33-79430	S-1	August 1994	10.4
10.6	Form of Director Stock Option Agreement**	33-79430	S-1	August 1994	10.5
10.7	First Amendment to Miller Industries, Inc. Non-Employee Director Stock Option Plan**	—	Form 10-K	April 30, 1995	10.38
10.8	Second Amendment to Miller Industries, Inc. Non-Employee Director Stock Option Plan**	—	Form 10-K	April 30, 1996	10.39
10.9	Second Amendment to Miller Industries, Inc. Stock Option and Incentive Plan**	—	Form 10-K	April 30, 1996	10.40
10.10	Employment Agreement dated as of December 30, 2008 between the Registrant and William G. Miller**	—	Form 10-Q	May 6, 2009	10.1
10.11	Form of Indemnification Agreement by and between the Registrant and each of William G. Miller, Jeffrey I. Badgley, A. Russell Chandler, Frank Madonia, J. Vincent Mish, Richard H. Roberts and Theodore H. Ashford**	—	Form 10-Q	September 14, 1998	10
10.12	Employment Agreement, dated as of December 30, 2008, between the Registrant and Jeffrey I. Badgley**	—	Form 10-Q	May 6, 2009	10.2
10.13	Employment Agreement, dated as of December 30, 2008 between the Registrant and Frank Madonia**	—	Form 10-Q	May 6, 2009	10.3
10.14	Employment Agreement, dated as of December 30, 2008 between the Registrant and J. Vincent Mish**	—	Form 10-Q	May 6, 2009	10.4
10.15	Agreement between the Registrant and Jeffrey I. Badgley, effective December 30, 2008**	—	Form 10-Q	May 6, 2009	10.5
10.16	Agreement between the Registrant and Frank Madonia, effective December 30, 2008**	—	Form 10-Q	May 6, 2009	10.6
10.17	Agreement between the Registrant and J. Vincent Mish, effective December 30, 2008**	—	Form 10-Q	May 6, 2009	10.7
10.18	Non-Employee Director Stock Plan**	—	Schedule 14A	January 23, 2004	Annex A
10.19	Miller Industries, Inc. 2005 Equity Incentive Plan**	—	Schedule 14A	May 2, 2005	Annex B
10.20	Loan Agreement, dated April 6, 2010, by and among the Registrant, certain of the Registrant's wholly-owned subsidiaries, and First Tennessee National Association	—	Form 8-K	April 12, 2010	10.1

	Description	Incorporated by Reference to Registration File Number	Form or Report	Date of Report	Exhibit Number in Report
10.21	Agreement, dated April 6, 2010, by and between the Registrant, certain of the Registrant's wholly-owned subsidiaries, and First Tennessee National Association	—	Form 8-K	April 12, 2010	10.2
10.22	Agreement, dated April 6, 2010, by and between the Registrant, certain of the Registrant's wholly-owned subsidiaries, and First Tennessee National Association	—	Form 8-K	April 12, 2010	10.3
21	Subsidiaries of the Registrant*				
23.1	Consent of Joseph Decosimo and Company, PLLC*				
24	Power of Attorney (see signature page)*				
31.1	Certification Pursuant to Rules 13a-14(a)/15d-14(a) by Chief Executive Officer*				
31.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a) by Chief Financial Officer*				
32.1	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of United States Code by Chief Executive Officer*				
32.2	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of United States Code by Chief Financial Officer*				
101	The following financial information from Miller Industries, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2011 and December 31, 2010, (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009, (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, (iv) Consolidated Statements of Shareholder's Equity for the years ended December 31, 2011, 2010 and 2009 and (v) the Notes to Consolidated Financial Statements.*				

* Filed herewith.

** Management contract or compensatory plan or arrangement.

(b) The Registrant hereby files as exhibits to this Report the exhibits set forth in Item 15(a)3 hereof.

I The Registrant hereby files as financial statement schedules to this Report the financial statement schedules set forth in Item 15(a)2 hereof.

This Page Intentionally Left Blank

miller

INDUSTRIES, INC

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Miller Industries, Inc.
Ooltewah, Tennessee

We have audited the accompanying consolidated balance sheets of Miller Industries, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Miller Industries, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 7, 2012 expressed an unqualified opinion on the effectiveness on the Company's internal control over financial reporting.

/s/ Joseph Decosimo and Company, PLLC

Chattanooga, Tennessee
March 7, 2012

MILLER INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2011 AND 2010

(In thousands, except share data)

	2011	2010
ASSETS		
CURRENT ASSETS:		
Cash and temporary investments	$ 50,153	$ 46,334
Accounts receivable, net of allowance for doubtful accounts of $1,691 and $1,843, at December 31, 2011 and 2010, respectively	61,085	60,110
Inventories	48,240	38,938
Prepaid expenses	2,219	3,556
Current deferred income taxes	5,144	5,218
Total current assets	166,841	154,156
PROPERTY, PLANT, AND EQUIPMENT, net	33,120	33,813
GOODWILL	11,619	11,619
OTHER ASSETS	262	288
	$ 211,842	$ 199,876
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term obligations	$ 5	$ 44
Accounts payable	39,692	34,008
Accrued liabilities	17,384	13,273
Total current liabilities	57,081	47,325
LONG-TERM OBLIGATIONS, less current portion	—	5
DEFERRED INCOME TAX LIABILITIES	2,110	1,978
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
SHAREHOLDERS' EQUITY:		
Preferred stock, $.01 par value; 5,000,000 shares authorized, none issued or outstanding	0	0
Common stock, $.01 par value; 100,000,000 shares authorized, 11,000,119 and 11,709,275, outstanding at December 31, 2011 and 2010, respectively	110	117
Additional paid-in capital	147,004	162,447
Accumulated surplus (deficit)	5,400	(12,062)
Accumulated other comprehensive income	137	66
Total shareholders' equity	152,651	150,568
	$ 211,842	$ 199,876

The accompanying notes are an integral part of these consolidated statements.

MILLER INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(In thousands, except per share data)

	2011	2010	2009
NET SALES	**$ 412,659**	$ 306,897	$ 237,567
COSTS AND EXPENSES			
Costs of operations	**342,557**	260,566	202,272
Selling, general, and administrative expenses	**31,407**	26,665	24,905
Interest expense, net	**728**	305	883
Other Expense (Income)	**(161)**	71	(442)
Total costs and expenses	**374,531**	287,607	227,618
INCOME BEFORE INCOME TAXES	**38,128**	19,290	9,949
INCOME TAX PROVISION	**15,120**	7,583	3,933
NET INCOME	**$ 23,008**	$ 11,707	$ 6,016
BASIC INCOME PER COMMON SHARE	**$ 1.98**	$ 1.00	$ 0.52
DILUTED INCOME PER COMMON SHARE	**$ 1.92**	$ 0.96	$ 0.51
CASH DIVIDENDS DECLARED PER COMMON SHARE	**$ 0.48**	$ 0.10	$ 0.00
WEIGHTED AVERAGE SHARES OUTSTANDING:			
Basic	**11,600**	11,671	11,611
Diluted	**11,984**	12,163	11,902

The accompanying notes are an integral part of these consolidated statements.

MILLER INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(In thousands, except share data)

	Common Stock	Additional Paid-In Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, December 31, 2008	$ 116	$ 160,919	$ (28,622)	$ (441)	$ 131,972
Components of comprehensive income:					
Net income	—	—	6,016	—	6,016
Foreign currency translation adjustments	—	—	—	2,858	2,858
Total comprehensive income (loss)	—	—	6,016	2,858	8,874
Issuance of common stock to non-employee directors (14,562)	—	75	—	—	75
Exercise of stock options (18,955)	—	119	—	—	119
Stock-based compensation expense	—	399	—	—	399
BALANCE, December 31, 2009	116	161,512	(22,606)	2,417	141,439
Components of comprehensive income:					
Net income	—	—	11,707	—	11,707
Foreign currency translation adjustments	—	—	—	(2,351)	(2,351)
Total comprehensive income	—	—	11,707	(2,351)	9,356
Issuance of common stock to non-employee directors (7,835)	—	93	—	—	93
Exercise of stock options (74,125)	1	443	—	—	444
Stock-based compensation expense	—	399	—	—	399
Dividends paid, $0.10 per share	—	—	(1,163)	—	(1,163)
BALANCE, December 31, 2010	117	162,447	(12,062)	66	150,568
Components of comprehensive income:					
Net income	—	—	23,008	—	23,008
Foreign currency translation adjustments	—	—	—	71	71
Total comprehensive income	—	—	23,008	71	23,079
Issuance of common stock to non-employee directors (6,840)	—	100	—	—	100
Exercise of stock options (468,204)	5	2,762	—	—	2,767
Repurchase of common stock (1,184,200)	(12)	(19,988)	—	—	(20,000)
Stock-based compensation expense	—	399	—	—	399
Excess tax effect for stock-based compensation	—	1,284	—	—	1,284
Dividends paid, $0.48 per share	—	—	(5,546)	—	(5,546)
BALANCE, December 31, 2011	**$ 110**	**$ 147,004**	**$ 5,400**	**$ 137**	**$ 152,651**

The accompanying notes are an integral part of these consolidated statements.

MILLER INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(In thousands)

	2011	2010	2009
OPERATING ACTIVITIES:			
Net income	$ 23,008	$ 11,707	$ 6,016
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	3,675	3,533	3,514
Deferred tax provision	206	6,008	1,735
Provision for doubtful accounts	240	220	714
Stock-based compensation	399	399	399
Excess tax benefit from stock-based compensation	(1,284)	—	—
Issuance of non-employee director shares	100	93	75
(Gain) Loss on disposals of equipment	—	(28)	70
Changes in operating assets and liabilities:			
Accounts receivable	(1,365)	(16,378)	7,629
Inventories	(9,360)	(4,081)	9,239
Prepaid expenses	1,338	(1,283)	(379)
Other long-term assets	—	(257)	—
Accounts payable	5,886	15,362	(8,882)
Accrued liabilities	5,495	2,230	(411)
Net cash flows from operating activities	28,338	17,525	19,719
INVESTING ACTIVITIES:			
Purchases of property, plant, and equipment	(3,961)	(5,279)	(755)
Proceeds from sale of equipment	1,017	24	1
Payments received on notes receivables	177	390	212
Net cash flows from investing activities	(2,767)	(4,865)	(542)
FINANCING ACTIVITIES:			
Payments on long-term obligations	(47)	(178)	(4,094)
Borrowings under long-term obligations	—	—	46
Payments of cash dividends	(5,546)	(1,163)	—
Additions to deferred financing costs	—	(51)	—
Proceeds from exercise of stock options	2,766	443	119
Excess tax benefit from stock-based compensation	1,284	—	—
Payments for common stock repurchased	(20,000)	—	—
Net cash flows from financing activities	(21,543)	(949)	(3,929)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND TEMPORARY INVESTMENTS	(209)	(1,537)	1,467
NET CHANGE IN CASH AND TEMPORARY INVESTMENTS	3,819	10,174	16,715
CASH AND TEMPORARY INVESTMENTS, beginning of year	46,334	36,160	19,445
CASH AND TEMPORARY INVESTMENTS, end of year	$ 50,153	$ 46,334	$ 36,160
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash payments for interest	$ 968	$ 692	$ 1,191
Cash payments for income taxes, net of refunds	$ 12,578	$ 1,150	$ 2,755

The accompanying notes are an integral part of these consolidated statements.

MILLER INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

Miller Industries, Inc. and subsidiaries (the "Company") is the world's largest manufacturer of vehicle towing and recovery equipment. The principal markets for the Company's towing and recovery equipment are approximately 100 independent distributors and the users of towing and recovery equipment located primarily throughout North America, and other customers throughout the world. The Company's products are marketed under the brand names of Century®, Challenger®, Holmes®, Champion®, Eagle®, Titan®, Jige™, Boniface™, Vulcan®, and Chevron™.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

The accompanying consolidated financial statements include the accounts of Miller Industries, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

Cash and Temporary Investments

Cash and temporary investments include all cash and cash equivalent investments with original maturities of three months or less.

Fair Value of Financial Instruments

The carrying values of cash and temporary investments, accounts receivable, accounts payable and accrued liabilities are reasonable estimates of their fair values because of the short maturity of these financial instruments. The carrying values of long-term obligations are reasonable estimates of their fair values based on the rates available for obligations with similar terms and maturities.

Inventories

Inventory costs include materials, labor and factory overhead. Inventories are stated at the lower of cost or market (net realizable value), determined on a first-in, first-out basis. Appropriate consideration is given to obsolescence, valuation and other factors in determining net realizable value. Revisions of these estimates could result in the need for adjustments. Inventories, net of reserves, at December 31, 2011 and 2010 consisted of the following (in thousands):

	2011	2010
Chassis	**$ 12,807**	$ 7,585
Raw materials	**18,725**	17,243
Work in process	**8,426**	7,181
Finished goods	**8,282**	6,929
	$ 48,240	$ 38,938

Property, Plant, and Equipment

Property, plant and equipment are recorded at cost. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets. Accelerated depreciation methods are used for income tax reporting purposes. Estimated useful lives range from 20 to 30 years for buildings and improvements and 5 to 10 years for machinery and equipment, furniture and fixtures, and software costs. Expenditures for routine maintenance and repairs are charged to expense as incurred. Internal labor is used in certain capital projects.

Property, plant and equipment at December 31, 2011 and 2010 consisted of the following (in thousands):

	2011	2010
Land and improvements	**$ 4,887**	$ 4,772
Buildings and improvements	**32,253**	30,909
Machinery and equipment	**26,212**	25,920
Furniture and fixtures	**7,971**	7,560
Software costs	**7,294**	7,251
	78,617	76,412
Less accumulated depreciation	**(45,497)**	(42,599)
	$ 33,120	$ 33,813

The Company recognized $3,648,000, $3,502,000 and $3,475,000, in depreciation expense in 2011, 2010 and 2009, respectively.

The Company capitalizes costs related to software development in accordance with established criteria, and amortizes those costs to expense on a straight-line basis over five years. System development costs not meeting proper criteria for capitalization are expensed as incurred.

Basic and Diluted Income Per Common Share

Basic income per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted income per common share is calculated by dividing net income by the weighted average number of common and potential dilutive common shares outstanding. Diluted net income per common share takes into consideration the assumed exercise of outstanding stock options resulting in approximately 384,000, 492,000 and 291,000 potential dilutive common shares in 2011, 2010 and 2009 respectively. For 2011, 2010 and 2009, none of the outstanding stock options would have been anti-dilutive.

Long-Lived Assets

The Company periodically reviews the carrying amount of its long-lived assets to determine if those assets may be recoverable based upon the future operating cash flows expected to be generated by those assets. Management believes that its long-lived assets are appropriately valued.

Goodwill

Goodwill consists of the excess of cost of acquired entities over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed. Goodwill is not amortized. However, the Company evaluates the carrying value of goodwill for impairment at least annually or if an event or circumstance occurs that would indicate that the carrying amount had been impaired. The Company reviews goodwill for impairment utilizing a qualitative assessment or a two-step process. If the qualitative analysis of goodwill is utilized and it is determined that fair value more likely than not exceeds the carrying value, no further testing is needed. If the two-step approach is chosen, first, the carrying value of the entity is compared to the fair value. If the fair value is less, a comparison of the carrying value of goodwill to the fair value of goodwill is performed to determine if a writedown is required.

Patents, Trademarks and Other Purchased Product Rights

The cost of acquired patents, trademarks and other purchased product rights is capitalized and amortized using the straight-line method over various periods not exceeding 20 years. Total accumulated amortization of these assets was $1,547,000 at December 31, 2011 and 2010. At December 31, 2011 and 2010, all intangible assets subject to amortization were fully amortized. As acquisitions and dispositions of intangible assets occur in the future, the amortization amounts may vary.

Deferred Financing Costs

All deferred financing costs are included in other assets and are amortized using the straight-line method over the terms of the respective obligations. Total accumulated amortization of deferred financing costs at December 31, 2011 and 2010 was $45,000 and $19,000, respectively. Amortization expense in 2011, 2010 and 2009, was $27,000, $32,000 and $39,000, respectively, and is included in interest expense in the accompanying consolidated statements of income. Based on the current amount of deferred financing costs subject to amortization, the estimated amortization expense in future years is not significant.

Accrued Liabilities

Accrued liabilities consisted of the following at December 31, 2011 and 2010 (in thousands):

	2011	2010
Accrued wages, commissions, bonuses and benefits	**$ 6,009**	$ 5,143
Accrued products warranty	**5,322**	2,738
Accrued income taxes	**1,628**	1,036
Other	**4,425**	4,356
	$ 17,384	$ 13,273

Income Taxes

The Company recognizes as deferred income tax assets and liabilities the future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company considers the need to record a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. Tax loss carryforwards, reversal of deferred tax liabilities, tax planning and estimates of future taxable income are considered in assessing the need for a valuation allowance. If unrecognized tax positions exist, interest and penalties related to unrecognized tax positions are recorded as income tax expense in the consolidated statements of income.

Stock-Based Compensation

Stock compensation expense was $399,000 for 2011, 2010, and 2009. The stock-based compensation expense is included in selling, general and administrative expenses in the accompanying consolidated statements of income.

The fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2004: expected dividend yield of 0%; expected volatility of 43%; risk-free interest rate of 2.94%; and expected life of 5.5 years. Using these assumptions, the fair value of options granted in 2004 is approximately $1,242,000, which was amortized as compensation expense over the vesting period of the options. No options were granted during 2011 or 2010. The fair value of options granted in 2008 has been estimated as of the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected dividend yield of 0%; expected volatility of 44%; risk-free interest rate of 1.71%; and expected life of four years. Using these assumptions, the fair value of options granted in 2008 was $1,596,000, which is being amortized as compensation expense over the vesting period.

At December 31, 2011, the Company had $332,000 of unrecognized compensation expense related to stock options, which will be expensed in 2012. The Company issued approximately 468,000 and 74,000 shares of common stock during 2011 and 2010, respectively, from the exercise of stock options.

Product Warranty

The Company generally provides a one-year limited product and service warranty on certain of its products. The Company provides for the estimated cost of this warranty at the time of sale. These estimates are established using historical information about the nature, frequency, and average cost of warranty claims. Warranty expense in 2011, 2010 and 2009, was $3,908,000, $2,411,000 and $2,295,000, respectively.

The table below provides a summary of the warranty liability for December 31, 2011 and 2010 (in thousands):

	2011	2010
Accrual at beginning of the year	**$ 2,738**	$ 1,995
Provision	**3,908**	2,411
Settlement and Other	**(1,324)**	(1,668)
Accrual at end of year	**$ 5,322**	$ 2,738

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. The Company places its cash investments with high-quality financial institutions and limits the amount of credit exposure through the use of accounts and funds backed by the U.S. Government and its agencies.

Revenue Recognition

Revenue is recorded by the Company when the risk of ownership for products has transferred to the independent distributors or other customers, which is generally upon shipment. From time to time, revenue is recognized under a bill and hold arrangement. Recognition of revenue on bill and hold arrangements occurs when risk of ownership has passed to the customer, a fixed written commitment has been provided by the customer, the goods are complete and ready for shipment, the goods are segregated from inventory, no performance obligation remains, and a schedule for delivery has been established.

Shipping and Handling Fees and Cost

The Company records revenues earned for shipping and handling as revenue, while the cost of shipping and handling is classified as cost of operations.

Foreign Currency Translation

The functional currency for the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date, historical rates for equity and the weighted average exchange rate during the period for revenue and expense accounts. Foreign currency translation adjustments resulting from such translations are included in shareholders' equity. Intercompany transactions denominated in a currency other than the functional currency are remeasured into the functional currency. Gains and losses resulting from foreign currency transactions are included in other income (expense) in our consolidated statement of income.

Derivative Financial Instruments

The Company periodically enters into certain forward foreign currency exchange contracts that are designed to mitigate foreign currency risk. These contracts are not designated as hedging instruments. At December 31, 2011, the Company had a foreign currency exchange contract (Euros to Dollars) in the total amount of $0.6 million with a maturity of April 2012. No such contracts were in place at the end of 2010. The fair value of the contract is presented in accounts receivable in our consolidated balance sheet. Changes in the fair value of the foreign currency exchange contracts are recognized each period in other income (expense) in our consolidated statement of income. A gain of $43,000 was recognized for 2011.

Recent Accounting Pronouncements

Recently Adopted Standards

In January 2009, the SEC issued Final Rule No. 33-9002, *Interactive Data to Improve Financial Reporting*, which requires the Company to submit financial statements in XBRL (extensible business reporting language) format with its SEC filings beginning June 30, 2011.

In September 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-08, "Testing Goodwill for Impairment", which will simplify how an entity tests for goodwill impairment. After assessment of certain qualitative factors, if it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, entities must perform the quantitative analysis of the goodwill impairment test. Otherwise, the quantitative test(s) become optional. The provisions under ASU 2011-08 are effective for annual and interim goodwill impairment testing for fiscal years beginning after December 15, 2011, with early adoption permitted. We elected to early adopt this guidance on October 1, 2011, with no impact on our consolidated financial statements.

Recently Issued Standards

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income." This standard amends guidance on the presentation of other comprehensive income in financial statements to improve the comparability, consistency and transparency and to increase the prominence of items that are recorded in other comprehensive income. Under ASU 2011-05, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The provisions under ASU 2011-05 are effective for fiscal years beginning after December 15, 2011. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation, with no impact on previously reported shareholders' equity or net income.

3. LONG-TERM OBLIGATIONS

Long-Term Obligations

Long-term obligations consisted of the following at December 31, 2011 and 2010 (in thousands):

	2011	2010
Equipment notes, weighted average interest rate of 4.4%, payable in monthly installments	$ 5	$ 49
Less current portion	(5)	(44)
	$ —	$ 5

Credit Facilities

Current Credit Facility. On April 6, 2010 we entered into a Loan Agreement with First Tennessee Bank National Association for a $20.0 million unsecured revolving credit facility, and on December 21, 2011 the credit facility was renewed and our unsecured revolving credit facility was increased to $25.0 million (the "Current Credit Facility"). The Current Credit Facility contains customary representations and warranties, events of default, and financial, affirmative and negative covenants for loan agreements of this kind. Covenants under the Current Credit Facility restrict the payment of cash dividends if the Company would be in violation of the minimum tangible net worth test or the leverage ratio test in the current loan agreement as a result of the dividend, among various restrictions.

In the absence of a default, all borrowings under the Current Credit Facility bear interest at the LIBOR Rate plus 1.50% per annum. The Company will pay a non-usage fee under the current loan agreement at a rate per annum equal to between 0.15% and 0.35% of the unused amount of the Current Credit Facility, which fee shall be paid quarterly. The Current Credit Facility is scheduled to expire March 31, 2014.

Previous Credit Facility. On April 6, 2010, in connection with the consummation of the Current Credit Facility, the Company terminated its Credit Agreement (the "Previous Credit Agreement") with Wachovia Bank, National Association, for a $27.0 million senior secured credit facility (the "Previous Credit Facility"). The Previous Credit Facility, as amended, consisted of a $20.0 million revolving credit facility, and a $7.0 million term loan. The Previous Credit Facility was secured by substantially all of the Company's assets, and contained customary representations and warranties, events of default and affirmative and negative covenants for secured facilities of this type. Covenants under the Previous Credit Facility restricted the payment of cash dividends if a default or event of default under the Previous Credit Agreement had occurred or would result from the payment of dividends, or if the Company would be in violation of the consolidated fixed charge coverage ratio test in the Previous Credit Agreement as a result of the payment of dividends, among various other restrictions.

At December 31, 2011 and 2010, the Company had no outstanding borrowings under the Current Credit Facility.

Interest Rate Sensitivity. Changes in interest rates affect the interest paid on indebtedness under our Current Credit Facility because the outstanding amounts of indebtedness under our Current Credit Facility are subject to variable interest rates. Under our Current Credit Facility, the non-default rate of interest is equal to the LIBOR Market Index Rate plus 1.50% per annum (for a rate of interest of 1.80% at December 31, 2011). A one percent change in the interest rate on our variable-rate debt would not have materially impacted our financial position, results of operations or cash flows for the year ended December 31, 2011.

4. STOCK-BASED COMPENSATION PLANS

In accordance with the Company's stock-based compensation plans, the Company may grant incentive stock options as well as non-qualified and other stock-related incentives to officers, employees and non-employee directors of the Company. Options vest ratably over a two to four-year period beginning on the grant date and expire ten years from the date of grant. Shares available for granting options at December 31, 2011, 2010 and 2009 were 0.6 million.

A summary of the activity of stock options for the years ended December 31, 2011, 2010 and 2009, is presented below (shares in thousands):

	2011		2010		2009	
	Shares Under Option	**Weighted Average Exercise Price**	**Shares Under Option**	**Weighted Average Exercise Price**	**Shares Under Option**	**Weighted Average Exercise Price**
Outstanding at Beginning of Period	**831**	**$ 5.82**	905	$ 5.83	930	$ 5.87
Granted	—	—	—	—	—	—
Exercised	**(468)**	**5.91**	(74)	5.99	(19)	6.23
Forfeited and cancelled	**(3)**	**5.49**	—	—	(6)	10.79
Outstanding at End of Period	**$ 360**	**$ 5.71**	831	$ 5.82	905	$ 5.83
Options exercisable at year end	**161**	**$ 5.98**	430	$ 6.13	304	$ 6.50
Weighted average fair value of options granted		**$ —**		$ —		$ —

A summary of options outstanding under the Company's stock-based compensation plans at December 31, 2011 is presented below (shares in thousands):

Exercise Price Range	Shares Under Option	Weighted Average Exercise Price of Options Outstanding	Weighted Average Remaining Life	Options Exercisable	Weighted Average Exercise Price of Shares Exercisable
$ 5.49 — $ 8.24	332	$ 5.49	6.9	133	$ 5.49
8.31 — 10.94	28	8.31	2.2	28	8.31
Total	360	$ 5.71	6.5	161	$ 5.98

5. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into various operating leases for buildings, office equipment and trucks. Rental expense under these leases was $1,570,000, $1,346,000 and $1,331,000 in 2011, 2010 and 2009, respectively.

At December 31, 2011 future minimum lease payments under non-cancelable operating leases for the next five years and in the aggregate are as follows (in thousands):

2012	$ 493
2013	214
2014	108
2015	71
2016	4
Thereafter	—
	$ 890

The Company has also entered into arrangements with third-party lenders where it has agreed, in the event of a default by the customer, to repurchase from the third-party lender Company products repossessed from the customer. These arrangements are typically subject to a maximum repurchase amount. The Company's risk under these arrangements is mitigated by the value of the products repurchased as part of the transaction. The maximum amount of collateral the Company could be required to purchase was approximately $18.1 million and $13.2 million at December 31, 2011 and 2010, respectively. No repurchases of products were required during 2011 or 2010.

Contingencies

The Company is, from time to time, a party to litigation arising in the normal course of its business. Litigation is subject to various inherent uncertainties, and it is possible that some of these matters could be resolved unfavorably to the Company, which could result in substantial damages against the Company. The Company has established accruals for matters that are probable and reasonably estimable and maintains product liability and other insurance that management believes to be adequate. Management believes that any liability that may ultimately result from the resolution of these matters in excess of available insurance coverage and accruals will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

6. INCOME TAXES

Deferred tax assets and liabilities are determined based on the differences between the financial and tax basis of existing assets and liabilities using the currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The provision for income taxes on income consisted of the following in 2011, 2010 and 2009 (in thousands):

	2011	2010	2009
Current:			
Federal	**$ 12,314**	$ 300	$ —
State	**1,428**	634	235
Foreign	**1,584**	641	1,963
	15,326	1,575	2,198
Deferred:			
Federal	**(245)**	5,874	1,444
State	**(27)**	68	302
Foreign	**66**	66	(11)
	(206)	6,008	1,735
	$ 15,120	$ 7,583	$ 3,933

The principal differences between the federal statutory tax rate and the income tax expense in 2011, 2010 and 2009:

	2011	2010	2009
Federal statutory tax rate	**35.0%**	34.4%	34.3%
State taxes, net of federal tax benefit	**4.0%**	2.8%	3.2%
Excess of foreign tax over US tax on foreign income	**0.6%**	0.8%	0.5%
Other	**0.1%**	1.3%	1.5%
Effective tax rate	**39.7%**	39.3%	39.5%

Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences and carry forwards which give rise to deferred tax assets and liabilities at December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
Deferred tax assets:		
Allowance for doubtful accounts	$ 53	$ 69
Accruals and reserves	4,024	3,287
Net operating loss carryforward	—	447
Other	1,067	1,415
Total deferred tax assets	5,144	5,218
Deferred tax liabilities:		
Property, plant, and equipment	2,110	1,978
Total deferred tax liabilities	2,110	1,978
Net deferred tax asset	$ 3,034	$ 3,240

As of December 31, 2011, the Company has no federal or state net operating loss carryforwards.

At December 31, 2011 and 2010, the Company had no unrecognized tax positions. The Company does not expect its unrecognized tax positions to change significantly in the next twelve months. If unrecognized tax positions existed, the interest and penalties related to the unrecognized tax positions would be recorded as income tax expense in the consolidated statements of income.

The Company is subject to United States federal income taxes, as well as income taxes in various states and foreign jurisdictions. The Company's tax years 2008 through 2010 remain open to examination for U.S. Federal income taxes. With few exceptions, the Company is no longer subject to state or non-U.S. income tax examinations prior to 2008.

7. PREFERRED STOCK

The Company has authorized 5,000,000 shares of undesignated preferred stock which can be issued in one or more series. The terms, price and conditions of the preferred shares will be set by the board of directors. No shares have been issued.

8. SHAREHOLDERS EQUITY

Dividends

On March 8, 2010, the Company's board of directors adopted a dividend policy to consider and pay annual cash dividends subject to the Company's ability to satisfy all applicable statutory requirements and the Company's continued financial strength, and declared the first such annual cash dividend of $.10 per share of common stock. The dividend of $1,163,000 was paid on March 25, 2010 to shareholders of record as of March 18, 2010.

On March 7, 2011, the Company's board of directors declared an annual cash dividend of $0.12 per share. The dividend of $1,415,000 was paid on March 24, 2011 to shareholders of record as of March 17, 2011.

On May 10, 2011, the Company's board of directors approved a dividend policy to consider and pay quarterly dividends on its common stock subject to the Company's ability to satisfy all applicable statutory requirements and the Company's continued financial strength, replacing the previous policy of paying annual cash dividends. In conjunction with this new policy the board of directors declared the first such quarterly dividend of $0.12 per share. The dividend of $1,429,206 was paid on May 31, 2011 to shareholders of record as of May 23, 2011.

On August 5, 2011, the Company's board of directors declared a quarterly dividend of $0.12 per share. The dividend of $1,364,963 was paid on August 26, 2011 to shareholders of record as of August 19, 2011.

On November 7, 2011, the Company's board of directors declared a quarterly dividend of $0.12 per share. The dividend of $1,336,687 was paid on December 19, 2011 to shareholders of record as of December 5, 2011.

Stock Repurchase Program

In May 2011, the Company's board of directors authorized the repurchase of up to $20.0 million of shares of its common stock. At December 31, 2011, the repurchase program was complete and total of 1,184,200 shares have been repurchased for $20.0 million.

9. EMPLOYEE BENEFIT PLANS

The Company maintains a contributory retirement plan for all full-time employees with at least 90 days of service. The plan is designed to provide tax-deferred income to the Company's employees in accordance with the provisions of Section 401(k) of the Internal Revenue Code.

The plan provides that each participant may contribute the maximum allowable under Internal Revenue Service regulations. For 2011, 2010 and 2009, the Company matched 50% of the first 5% of participant contributions. Matching contributions vest over the first five years of employment. Company contributions to the plan were $409,000, $344,000 and $314,000 in 2011, 2010 and 2009, respectively.

10. GEOGRAPHIC INFORMATION

Net sales and long-lived assets (property, plant and equipment and goodwill and intangible assets) by region were as follows (net sales are attributed to regions based on the locations of customers) (in thousands):

	2011		2010		2009	
	Net Sales	Long-Lived Assets	Net Sales	Long-Lived Assets	Net Sales	Long-Lived Assets
North America	**$ 356,257**	**$ 42,147**	$ 257,740	$ 42,838	$ 180,722	$ 40,896
Foreign	**56,402**	**2,592**	49,157	2,594	56,845	2,926
	$ 412,659	**$ 44,739**	$ 306,897	$ 45,432	$ 237,567	$ 43,822

11. CUSTOMER INFORMATION

The Company's largest customer accounted for 26.8% of consolidated sales for 2011, and 18.5% and 19.4% of consolidated sales for 2010 and 2009, respectively. At December 31, 2011 and 2010, the Company's largest customer represented 7.2% and 22.0%, respectively, of accounts receivable.

12. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2011 and 2010 (in thousands, except per share data):

	Net Sales	Operating Income	Net Income	Basic Income Per Share	Diluted Income Per Share	Cash Dividends Declared Per Share
2011						
First Quarter	$ 108,925	$ 12,584	$ 7,444	$ 0.63	$ 0.61	$ 0.12
Second Quarter	97,566	9,777	5,776	0.49	0.47	0.12
Third Quarter	96,777	8,139	4,871	0.42	0.41	0.12
Fourth Quarter	109,391	8,195	4,917	0.44	0.43	0.12
Total	$ 412,659	$ 38,695	$ 23,008	$ 1.98	$ 1.92	$ 0.48
2010						
First Quarter	$ 72,295	$ 3,351	$ 2,008	$ 0.17	$ 0.17	$ 0.00
Second Quarter	81,256	5,345	3,157	0.27	0.26	0.10
Third Quarter	73,664	4,912	2,924	0.25	0.24	0.00
Fourth Quarter	79,682	6,058	3,618	0.31	0.29	0.00
Total	$ 306,897	$ 19,666	$ 11,707	$ 1.00	$ 0.96	$ 0.10

13. SUBSEQUENT EVENT

On March 7, 2012, the Company's board of directors declared an annual cash dividend of $0.13 per share. The dividend is payable March 26, 2012 to shareholders of record as of March 19, 2012.

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MILLER INDUSTRIES, INC. AND SUBSIDIARIES

SCHEDULE II –VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charged to Expense	Accounts Written Off	Balance at End of Period
		(In Thousands)		
Year ended December 31, 2009				
Deduction from asset accounts:				
Allowance for doubtful accounts	$ 1,881	714	(505)	$ 2,090
Year ended December 31, 2010				
Deduction from asset accounts:				
Allowance for doubtful accounts	$ 2,090	220	(467)	$ 1,843
Year ended December 31, 2011				
Deduction from asset accounts:				
Allowance for doubtful accounts	$ 1,843	240	(392)	$ 1,691

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 7th day of March, 2012.

MILLER INDUSTRIES, INC.

By: /s/ Jeffrey I. Badgley
Jeffrey I. Badgley
Chief Executive Officer and Director

Know all men by these presents, that each person whose signature appears below constitutes and appoints Jeffrey I. Badgley as attorney-in-fact, with power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities indicated on the 7th day of March, 2012.

Signature	Title
/s/ William G. Miller William G. Miller	Chairman of the Board of Directors
/s/ Jeffrey I. Badgley Jeffrey I. Badgley	Chief Executive Officer and Director
/s/ J. Vincent Mish J. Vincent Mish	Executive Vice President, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Theodore H. Ashford, III Theodore H. Ashford, III	Director
/s/ A. Russell Chandler, III A. Russell Chandler, III	Director
/s/ Richard H. Roberts Richard H. Roberts	Director